SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CNX GAS CORPORATION

(Name of Subject Company (Issuer))

CONSOL Energy Inc.

(Name of Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Titles of Classes of Securities)

12618H200 / 12618H309

(CUSIP Numbers of Classes of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

CONSOL ENERGY INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Classes of Securities)

12618H200 / 12618H309 / 12618H101

(CUSIP Number of Classes of Securities)

P. JEROME RICHEY

Senior Vice President, Counsel and Secretary

CONSOL Energy Inc.

1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

(724) 485-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

David A. Katz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$964,730,139.75	$68,785.26

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of CNX Gas Corporation (“CNX Gas”) not owned by CONSOL Energy Inc., at a purchase price of $38.25 per Share, net to the seller in cash. On April 26, 2010, 151,021,770 Shares were outstanding, of which 125,800,067 are owned by CONSOL Energy Inc. Accordingly, this calculation assumes the purchase of 25,221,703 Shares.
+	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million dollars of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: [n/a]

Filing party: [n/a]

Form or registration No.: [n/a]

Date filed: [n/a]

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (as amended from time to time, this “Schedule TO”) relates to the offer by CONSOL Energy Inc., a Delaware corporation (“CONSOL”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNX Gas Corporation, a Delaware corporation (“CNX Gas”), not owned by CONSOL, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2010 (the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in the Offer to Purchase.

The Offer to Purchase and the letter of transmittal are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of CONSOL and a Schedule 13E-3 Transaction Statement of CONSOL. All information in the Offer to Purchase and the letter of transmittal, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 1.	Summary Term Sheet

Item 1001 of Regulation M-A

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

Item 1002(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning CNX Gas” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Price Range of CNX Gas Shares; Dividends on CNX Gas Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

Item 1003(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning CONSOL” and “Schedule A—Directors and Executive Officers of CONSOL” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning CONSOL” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning CONSOL” and “Schedule A—Directors and Executive Officers of CONSOL” is incorporated herein by reference.

Item 4.	Terms of the Transaction

Item 1004(a) of Regulation M-A

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet—How many shares of CNX Gas common stock are you offering to purchase?” and “Introduction” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet—What will I receive in exchange for the shares of CNX Gas common stock that I tender into the offer?” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How long do I have to tender my CNX Gas shares in your offer?” and “The Tender Offer—Terms of the Offer” is incorporated herein by reference.

(a)(i)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the offer be extended, and under what circumstances?” and “The Tender Offer—Terms of the Offer” is incorporated herein by reference.

(a)(i)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the offer be extended, and under what circumstances?” and “The Tender Offer—Terms of the Offer” is incorporated herein by reference.

(a)(i)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can I withdraw CNX Gas shares that I previously tendered in your offer? Until what time may I withdraw previously tendered CNX Gas shares?” and “The Tender Offer—Withdrawal Rights” is incorporated herein by reference.

(a)(i)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I participate in the offer?” and “The Tender Offer—Procedures for Accepting the Offer and Tendering CNX Gas Shares” is incorporated herein by reference.

(a)(i)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I participate in the offer?”, “The Tender Offer—Terms of the Offer,” “The Tender Offer—Acceptance for Payment and Payment for CNX Gas Shares,” “The Tender Offer—Procedures for Accepting the Offer and Tendering CNX Gas Shares” and “The Tender Offer—Conditions to the Offer” is incorporated herein by reference.

(a)(i)(ix) Not applicable.

(a)(i)(x) Not applicable.

(a)(i)(xi) Not applicable.

(a)(i)(xii) The information set forth in the Offer to Purchase under “The Tender Offer—Material United States Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.

(a)(2)(i)-(a)(2)(vii) Not applicable.

Item 5.	Past Contacts, Negotiations and Agreements.

Item 1005(a) and (b) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the Shares,” “Special Factors—Interests of Certain Persons in the Offer and the Merger,” and “Special Factors—Certain Relationships Between CONSOL and CNX Gas” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the Shares,” “Special Factors—Interests of Certain Persons in the Offer and the Merger,” and “Special Factors—Certain Relationships Between CONSOL and CNX Gas” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 1006(a) and (c)(1)-(7) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for CNX Gas After the Merger” is incorporated herein by reference.

(c)(1) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for CNX Gas After the Merger” is incorporated herein by reference.

(c)(2) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for CNX Gas After the Merger” is incorporated herein by reference.

(c)(3) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for CNX Gas After the Merger” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Purposes, Reasons and Plans for CNX Gas After the Merger” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under “Special Factors—Purposes, Reasons and Plans for CNX Gas After the Merger” is incorporated herein by reference.

(c)(6) The information set forth in the Offer to Purchase under “Introduction” and “The Tender Offer—Possible Effects of the Offer on the Market for CNX Gas Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under “Introduction” and “The Tender Offer—Possible Effects of the Offer on the Market for CNX Gas Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

Item 1007(a), (b) and (d) of Regulation M-A.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Do you have the financial resources to pay for all of the CNX Gas shares that you are offering to purchase?” and “The Tender Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the offer?” and “The Tender Offer—Conditions to the Offer” is incorporated herein by reference.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Shares” and “Schedule B—Ownership of CNX Gas Common Stock by CONSOL and Certain Related Persons” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Shares” and “Schedule B—Ownership of CNX Gas Common Stock by CONSOL and Certain Related Persons” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(a) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Summary of Presentations of Stifel Nicolaus & Company, Inc. to the Board of Directors of CONSOL” and “The Tender Offer—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a)-(b) Financial information with respect to CONSOL is not material because (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the offer is for all outstanding securities of the subject class. See “The Tender Offer—Source and Amount of Funds.”

Item 11.	Additional Information.

Item 1011 of Regulation M-A

(a)(1) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Interests of Certain Persons in the Offer and the Merger” and “Special Factors—Certain Relationships Between CONSOL and CNX Gas” is incorporated by reference herein.

(a)(2) The information set forth in the Offer to Purchase under “The Tender Offer—Merger and Appraisal Rights; “Going-Private” Rules,” “The Tender Offer—Certain Legal Matters; Regulatory Approvals” and “Schedule C—Section 262 Appraisal Rights” is incorporated by reference herein.

(a)(3) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(a)(4) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(a)(5) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(b)	None.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated April 28, 2010

(a)(1)(ii)	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Form of Summary Advertisement published in The New York Times

(a)(1)(vii)	Press Release, dated March 21, 2010, issued by CONSOL (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by CONSOL with the SEC on March 22, 2010)

(a)(1)(viii)	Press Release, dated April 28, 2010, issued by CONSOL.

(a)(1)(ix)	Form of Letter to Participants in the CONSOL Energy Inc. Investment Plan for Salaried Employees

(a)(5)(i)	Complaint of Daniel Schurr, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-2333, filed in the Court of Common Pleas of Washington County, Pennsylvania on March 29, 2010.

Exhibit No.	Description

(a)(5)(ii)	Complaint of James R. Gummel, individually and on behalf of all others similarly situated, against CONSOL Energy Inc., Civil Action No. 5377-VCL, filed in the Court of Chancery of the State of Delaware on March 29, 2010.

(a)(5)(iii)	Complaint of Ira Gaines, as trustee for the Paradise Wire & Cable Defined Benefit Pension Plan, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 5378-VCL, filed in the Court of Chancery of the State of Delaware on March 30, 2010.

(a)(5)(iv)	Complaint of Samuel S. Polen, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-2626, filed in the Court of Common Pleas of Washington County, Pennsylvania on April 12, 2010.

(a)(5)(v)	Motion to Stay Action pending adjudication of claims in Delaware, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 12, 2010 on behalf of CONSOL Energy Inc. and certain individual defendants.

(a)(5)(vi)	Complaint of Harold L. Hurwitz, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-5405-VCL, filed in the Court of Chancery of the State of Delaware on April 13, 2010.

(a)(5)(vii)	Motion to Stay and Demand for Jury Trial, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 13, 2010 on behalf of CNX Gas Corporation.

(a)(5)(viii)	Motion to Stay, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 20, 2010 on behalf of John R. Pipski.

(a)(5)(ix)	Order of the Court of Chancery of the State of Delaware dated April 21, 2010, consolidating the Complaint of James R. Gummel, individually and on behalf of all others similarly situated, against CONSOL Energy Inc., Civil Action No. 5377-VCL, the Complaint of Ira Gaines, as trustee for the Paradise Wire & Cable Defined Benefit Pension Plan, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 5378-VCL, and the Complaint of Harold L. Hurwitz, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-5405-VCL.

(a)(5)(x)	Order of the Court of Common Pleas of Washington County, Pennsylvania dated April 26, 2010, staying proceedings in Schurr v. CNX Gas Corporation, et al., Civil Action No. 2010-2333, and Polen v. CNX Gas Corporation, et al., Civil Action No. 2010-2626.

(b)	None

(d)(1)	Share Tender Agreement, dated March 21, 2010, by and between CONSOL Energy Inc. and T. Rowe Price Associates, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on March 22, 2010)

(d)(2)	Amended and Restated Pledge Agreement, by and among the Pledgors named therein and Wilmington Trust Company, as collateral trustee, dated June 27, 2007 (incorporated by reference to Exhibit 10.40 to the Annual Report on Form 10-K filed by CONSOL with the SEC on February 19, 2008).

(d)(3)	Master Separation Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated August 1, 2005 (incorporated by reference to Exhibit 10.69 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005).

Exhibit No.	Description

(d)(4)	Master Cooperation and Safety Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated August 1, 2005 (incorporated by reference to Exhibit 10.70 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005).

(d)(5)	Services Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation, and the subsidiaries of CNX Gas Corporation, dated August 1, 2005 (incorporated by reference to Exhibit 10.71 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(6)	Tax Sharing Agreement, by and among CONSOL Energy Inc. and CNX Gas Corporation, dated August 1, 2005 (incorporated by reference to Exhibit 10.72 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(7)	Intercompany Revolving Credit Agreement, by and between CONSOL Energy Inc. and CNX Gas Corporation, dated August 1, 2005 (incorporated by reference to Exhibit 10.73 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(8)	Master Lease dated August 1, 2005 by and between CONSOL Energy Inc. and certain of its subsidiaries and CNX Gas Company LLC (incorporated by reference to Exhibit 10.74 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(9)	Amendment No. 1 to the Master Cooperation and Safety Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated as of May 30, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on June 2, 2008)

(d)(10)	CONSOL Energy Inc. Supplemental Retirement Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on September 11, 2009)

(d)(11)	Services Agreement, by and between CONSOL Energy Inc. and CNX Gas Corporation, dated April 1, 2010.

(g)	None

(h)	None

Item 13.	Information Required by Schedule 13E-3

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2 of Schedule 13E-3. Subject Company Information.

Item 1002(d)-(f) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “The Tender Offer—Price Range of CNX Gas Shares; Dividends on CNX Gas Shares” is incorporated herein by reference.

(e) None.

(f) During the past two years, CONSOL and its affiliates purchased a total of 2,531,400 shares of CNX Gas common stock at a range of purchase prices from $18.72 to $30.00 per share. The following table sets forth the average purchase price paid by CONSOL and its affiliates for shares of CNX Gas common stock during each quarter during the past two years:

Fiscal Quarter Ending	Amount of Shares Purchased	Weighted Average Purchase Price Per Share of Common Stock
March 31, 2008	0	—
June 30, 2008	0	—
September 30, 2008	0	—
December 30, 2008	2,531,400	$26.53
March 31, 2009	0	—
June 30, 2009	0	—
December 31, 2009	0	—
Current Quarter	0	—

Item 4 of Schedule 13E-3. Terms of the Transaction.

Item 1004(c)-(f) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Purposes, Reasons and Plans for CNX Gas After the Merger,” “The Tender Offer—Merger and Appraisal Rights; “Going-Private” Rules,” “The Tender Offer—Certain Legal Matters; Regulatory Approvals” and “Schedule C—Section 262 Appraisal Rights” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “The Tender Offer—Merger and Appraisal Rights; “Going-Private” Rules,” “The Tender Offer—Certain Legal Matters; Regulatory Approvals” and “Schedule C—Section 262 Appraisal Rights” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning CONSOL” is incorporated herein by reference.

(f) Not applicable.

Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005(c) and (e) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Certain Relationships Between CONSOL and CNX Gas” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the Shares,” “Special Factors—Interests of Certain Persons in the Offer and the Merger” and “Special Factors—Certain Relationships Between CONSOL and CNX Gas” is incorporated herein by reference.

Item 6 of Schedule 13E-3. Purposes of the Transaction and Plans or Proposals.

Item 1006(b) and (c)(8) of Regulation M-A

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet—If I decide not to tender, how will this affect the offer and my shares of CNX Gas common stock?”, “Summary Term Sheet—Is this the first step in a “going-private” transaction?”, “Special Factors—Certain Effects of the Offer and the Merger,” “Special Factors—Purposes, Reasons and Plans for CNX Gas After the Merger” and “The Tender Offer—Possible Effects of the Offer on the Market for CNX Gas Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under “Summary Term Sheet—Is this the first step in a “going-private” transaction?”, “Special Factors—Certain Effects of the Offer and the Merger” and “The Tender Offer—Possible Effects of the Offer on the Market for CNX Gas Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Background of the Offer” and “Special Factors—Purposes, Reasons and Plans for CNX Gas After the Merger” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; Plans for CNX Gas After the Offer and the Merger; Consideration of Alternatives” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; Plans for CNX Gas After the Offer and the Merger; Consideration of Alternatives” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Purposes, Reasons and Plans for CNX Gas After the Merger,” “The Tender Offer—Possible Effects of the Offer on the Market for CNX Gas Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “The Tender Offer—Merger and Appraisal Rights; “Going-Private” Rules,” “Certain Legal Matters; Regulatory Approvals” and “Schedule C—Section 262 Appraisal Rights” is incorporated herein by reference.

Item 8 of Schedule 13E-3. Fairness of the Transaction.

Item 1014 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—The Position of CONSOL Regarding the Fairness of the Offer and the Merger” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—The Position of CONSOL Regarding the Fairness of the Offer and the Merger” and “Special Factors—Summary of Presentations of Stifel, Nicolaus & Company, Inc. to the Board of Directors of CONSOL” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the offer?”, “Introduction,” and “The Tender Offer—Conditions to the Offer” is incorporated herein by reference.

(d) An unaffiliated representative was not retained for the purpose of representing unaffiliated security holders in negotiating the terms of the offer or the merger, or preparing a report concerning the fairness of the transaction.

(e) The information set forth in the Offer to Purchase under “Summary Term Sheet—Has CONSOL negotiated, or sought the approval of, the terms of this offer or the merger, with CNX Gas?” is incorporated herein by reference.

(f) The information set forth in the Offer to Purchase under “Special Factors—The Position of CONSOL Regarding the Fairness of the Offer and the Merger” is incorporated herein by reference.

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Summary of Presentations of Stifel, Nicolaus & Company, Inc. to the Board of Directors of CONSOL” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—The Position of CONSOL Regarding the Fairness of the Offer and the Merger” and “Special Factors—Summary of Presentations of Stifel, Nicolaus & Company, Inc. to the Board of Directors of CONSOL” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Summary of Presentations of Stifel, Nicolaus & Company, Inc. to the Board of Directors of CONSOL” is incorporated herein by reference. Copies of the presentations prepared by Stifel, Nicolaus & Company, Inc. are filed as Exhibits hereto available for inspection and copying at CONSOL’s principal executive offices located at 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317, during regular business hours by any stockholder or stockholder representative who has been so designated in writing.

Item 10 of Schedule 13E-3. Source and Amount of Funds or Other Consideration.

Item 1007(c) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Fees and Expenses” is incorporated herein by reference.

Item 12 of Schedule 13E-3. The Solicitation or Recommendation.

Item 1012(d) and (e) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning CNX Gas” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning CNX Gas” is incorporated herein by reference.

Item 13 of Schedule 13E-3. Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning CNX Gas” is incorporated herein by reference. The financial statements of CNX Gas are also incorporated herein by reference to “Part II—Item 8—Financial Statements and Supplementary Data” of its Annual Report on Form 10-K for the year ended December 31, 2009.

(b) Pro forma financial information is not material to the offer.

Item 14 of Schedule 13E-3. Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(b) of Regulation M-A

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Background of the Merger” and “Special Factors—Interests of Certain Persons in the Offer and the Merger” is incorporated herein by reference.

Item 16 of Schedule 13E-3. Exhibits.

Item 1016(c) and (f) of Regulation M-A

(c)(1)	Financial analysis presentation materials, dated March 20, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL Energy Inc.

(c)(2)	Discussion points, dated March 20, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL Energy Inc.

(c)(3)	Financial analysis presentation materials, dated April 23, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL Energy Inc.

(c)(4)	Opinion of Stifel, Nicolaus & Company, Incorporated to the board of directors of CONSOL Energy Inc., dated April 23, 2010.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase and incorporated by reference herein).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2010

CONSOL ENERGY INC.

By:	/s/ P. Jerome Richey
Name:	P. Jerome Richey
Title:	Executive Vice President Corporate Affairs, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated April 28, 2010

(a)(1)(ii)	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Form of Summary Advertisement published in The New York Times

(a)(1)(vii)	Press Release, dated March 21, 2010, issued by CONSOL (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by CONSOL with the SEC on March 22, 2010)

(a)(1)(viii)	Press Release, dated April 28, 2010, issued by CONSOL.

(a)(1)(ix)	Form of Letter to Participants in the CONSOL Energy Inc. Investment Plan for Salaried Employees.

(a)(5)(i)	Complaint of Daniel Schurr, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-2333, filed in the Court of Common Pleas of Washington County, Pennsylvania on March 29, 2010.

(a)(5)(ii)	Complaint of James R. Gummel, individually and on behalf of all others similarly situated, against CONSOL Energy Inc., Civil Action No. 5377-VCL, filed in the Court of Chancery of the State of Delaware on March 29, 2010.

(a)(5)(iii)	Complaint of Ira Gaines, as trustee for the Paradise Wire & Cable Defined Benefit Pension Plan, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 5378-VCL, filed in the Court of Chancery of the State of Delaware on March 30, 2010.

(a)(5)(iv)	Complaint of Samuel S. Polen, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-2626, filed in the Court of Common Pleas of Washington County, Pennsylvania on April 12, 2010.

(a)(5)(v)	Motion to Stay Action pending adjudication of claims in Delaware, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 12, 2010 on behalf of CONSOL Energy Inc. and certain individual defendants.

(a)(5)(vi)	Complaint of Harold L. Hurwitz, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-5405-VCL, filed in the Court of Chancery of the State of Delaware on April 13, 2010.

(a)(5)(vii)	Motion to Stay and Demand for Jury Trial, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 13, 2010 on behalf of CNX Gas Corporation.

(a)(5)(viii)	Motion to Stay, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 20, 2010 on behalf of John R. Pipski.

(a)(5)(ix)	Order of the Court of Chancery of the State of Delaware dated April 21, 2010, consolidating the Complaint of James R. Gummel, individually and on behalf of all others similarly situated, against CONSOL Energy Inc., Civil Action No. 5377-VCL, the Complaint of Ira Gaines, as trustee for the Paradise Wire & Cable Defined Benefit Pension Plan, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 5378-VCL, and the Complaint of Harold L. Hurwitz, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-5405-VCL.

Exhibit No.	Description

(a)(5)(x)	Order of the Court of Common Pleas of Washington County, Pennsylvania dated April 26, 2010, staying proceedings in Schurr v. CNX Gas Corporation, et al., Civil Action No. 2010-2333, and Polen v. CNX Gas Corporation, et al., Civil Action No. 2010-2626.

(b)	None

(c)(1)	Financial analysis presentation materials, dated March 20, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL Energy Inc.

(c)(2)	Discussion points, dated March 20, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL Energy Inc.
(c)(3)	Financial analysis presentation materials, dated April 23, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL Energy Inc.

(c)(4)	Opinion of Stifel Nicolaus & Company, Incorporated to the board of directors of CONSOL Energy Inc., dated April 23, 2010.

(d)(1)	Share Tender Agreement, dated March 21, 2010, by and between CONSOL Energy Inc. and T. Rowe Price Associates, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on March 22, 2010)

(d)(2)	Amended and Restated Pledge Agreement, by and among the Pledgors named therein and Wilmington Trust Company, as collateral trustee, dated June 27, 2007 (incorporated by reference to Exhibit 10.40 to the Annual Report on Form 10-K filed by CONSOL with the SEC on February 19, 2008).

(d)(3)	Master Separation Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated August 1, 2005 (incorporated by reference to Exhibit 10.69 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005).

(d)(4)	Master Cooperation and Safety Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated August 1, 2005 (incorporated by reference to Exhibit 10.70 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005).

(d)(5)	Services Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation, and the subsidiaries of CNX Gas Corporation, dated August 1, 2005 (incorporated by reference to Exhibit 10.71 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(6)	Tax Sharing Agreement, by and among CONSOL Energy Inc. and CNX Gas Corporation, dated August 1, 2005 (incorporated by reference to Exhibit 10.72 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(7)	Intercompany Revolving Credit Agreement, by and between CONSOL Energy Inc. and CNX Gas Corporation, dated August 1, 2005 (incorporated by reference to Exhibit 10.73 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(8)	Master Lease dated August 1, 2005 by and between CONSOL Energy Inc. and certain of its subsidiaries and CNX Gas Company LLC (incorporated by reference to Exhibit 10.74 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(9)	Amendment No. 1 to the Master Cooperation and Safety Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated as of May 30, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on June 2, 2008)

(d)(10)	CONSOL Energy Inc. Supplemental Retirement Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on September 11, 2009)

(d)(11)	Services Agreement, by and between CONSOL Energy Inc. and CNX Gas Corporation, dated April 1, 2010.

(g)	None

(h)	None